June 14, 2005

Mail Stop 0409

Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

> **Re:** **Castle Arch Real Estate Investment Company, LLC**
> **Amendment No. 1 to Form 10-SB Filed May 17, 2005**
> **Amendment No. 2 to Form 10-SB Filed May 31, 2005**
> **File No. 0-51230**

Dear Mr. Cochran:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the courtesy copy of Amendment No. 2 to the registration statement on Form 10-SB that you provided to us.

Form 10-SB

General

1. Please contact Filer Support to revise the EDGAR tag to reflect that the filing is now on Form 10-SB, rather than Form 10.

2. We note your response to comment two in our previous letter dated April 28, 2005. Please revise your website to delete any references to investment

opportunities in Castle Arch, such as those contained in the "Opportunities" section or tell us why you believe those statements do not constitute an offer to sell securities under Section 2(a)(1) of the Securities Act of 1933 to the public in violation of Section 5 of the Securities Act of 1933. Further, we reissue that part of our previous comment asking that you provide us with hard copies of the screen shots from the password-protected site.

3. As a related matter, we note the text on your homepage, "Our vision strength and *unprecedented capitalization model* provide the Castle Arch investor with a unique and fortified opportunity." (*emphasis added*). Please tell us how your capitalization model is "unprecedented."

Risk Factors—Beginning on Page 2

4. In light of your response to previous comment 41, please add a risk factor describing the impact on common unitholders as a result of the preferred dividend and liquidation rights of preferred unit holders.

Need for Substantial Additional Funds…page 2

5. Expand your response to previous comment 5 to quantify the amount of funding needed to complete the purchase of properties in Fresno and for employment compensation for the coming year. Provide estimates where actual figures are not available.

The Success of Our Company Depends on the Continuing Efforts…page 6

6. Expand your response to previous comment 7 to briefly describe the "other obligations." We note that some of those obligations relate to other real estate ventures that may pose conflicts of interest for certain management members in dividing their time among other ventures that may yield greater income or fees for them. For example, information previously on your website revealed that Mr. Geringer owns and manages at least two other properties and that Mr. Child is a managing member of two other real estate and holding companies. As a related matter, consider specifying any risks posed by the fact that your CEO may also devote *as much time as he may deem necessary* in fulfilling his obligations to Castle Arch while he simultaneously serves as CEO for Covol Technologies.

Supermajority—Page 6

7. In your response to previous comment 8, expand to disclose that your CEO currently holds 42% of your voting common stock so investors can evaluate the level of influence your CEO has in achieving the super-majority vote required for the various actions by members. We note that he currently holds enough voting

stock to prevent his own removal from office. Please also list the other actions requiring super-majority vote as mentioned in section 6.14 of your May 12, 2005 Amended Operating Agreement.

Business

8. We note your response to comment nine in our prior letter; however, we reissue our previous comment asking you to include a description and timetable of the specific steps required in order to generate revenues and to quantify the costs to achieve each step. For example, describe the steps and associated costs in connection with your formation and organization, your capital raising and financing efforts, property acquisition, property design, construction and development, and disposition of developed properties. Currently, your disclosure focuses on the process for obtaining government approvals.

9. Please expand your disclosure to reveal the amount of earnest money and other costs expended on the two larger parcels in Fresno to date. Also, clarify your intentions with respect to those two parcels in light of your statement that *you will demand a refund of purchase money*. The statement implies that you will cease further efforts to acquire those properties, however, your reference in the last paragraph on page 10 to the four properties being sufficient to generate income for you implies otherwise. Please clarify your intentions relating to the larger properties throughout your filing.

10. We note your response to comment 10 in our prior letter. Please further describe what you mean by "growth stage." For example, disclose whether you are referring to the time period until you generate revenues or become profitable. Please briefly describe your borrowing and leveraging policies after the growth stage.

11. We note your response to comment 12 in our prior letter. Please revise each bullet to briefly describe your basis for the disclosure. In addition, it is unclear how your management concluded that one competitive advantage is the "upside return potential from land development" given all the risks you disclose are involved in developing, securing land use permits and approvals, and maintaining the property.

12. As a related matter, it is unclear how you determined that you maintain a diversified real estate portfolio given your concentration on the retail, commercial and industrial sectors in a limited area. Tell us also how presenting loans to your members that are secured by the land purchased represents a competitive advantage. In your response you should consider comparing your strategies with industry standards on these subjects.

13. We note your response to previous comment 14. Please revise to clarify your business plan by describing the material terms of each purchase option contract that you have entered into, disclosing the purchase options you intend to exercise and the ones for which you will demand a refund. Please discuss the likelihood of receiving a refund under the terms of the agreements. We note that in Note L to the Financial Statements, you state that $100,000 was paid as an earnest money deposit and that upon expiration of the review period, the deposits become non-refundable. Please file these purchase option contracts as exhibits.

14. As a related matter, please expand your discussion to disclose specifically why you will be demanding refunds for purchase money on most of your purchase contracts. Specify the time that has lapsed since you provided the purchase money, the amount paid, and the foreseeable entitlement difficulties you encountered.

15. We note your response to previous comment 16 and reissue the comment. Please note that where applicable you may submit a request for confidential treatment on certain information contained in any exhibits you file pursuant to Item 601 of Regulation S-B. Refer to Rule 24b-2 under the Securities and Exchange Act of 1934 and Staff Legal Bulletin No. 1 which is available on our website at www.sec.gov. Please note that generally disclosure required by Regulation S-B is not an appropriate subject for confidential treatment, regardless of an exemption under FOIA. Refer to Section II.B.2. of Staff Legal Bulletin No. 1.

16. With respect to your response to previous comment 17, your statement that you have encountered no significant or unexpected regulatory restrictions or problems in gaining approval appears to conflict with your statement in response to comment 14 indicating that you will be demanding a refund of purchase money on a majority of your contracts due to foreseeable entitlement difficulties discovered by management. Please advise.

17. Please also expand your response to previous comment 17 to provide support for management's belief of patterns of resistance among local groups. Please give specific examples of such resistance where possible.

18. Please further describe the two smaller parcels discussed in the first paragraph on page 9, including the location, the purchase price and budget for development. Please describe the material terms of any contracts to acquire or purchase these parcels.

Governmental and Environmental Regulation—Page 10

19. Please tell us why you have deleted the information in response to previous comment 23. In your response, please also address whether you have indemnity obligations that should be disclosed.

Financial Condition—Page 11

20. Please revise to include the information required by Item 303(a) of Regulation S-B.

21. Please clarify in your response to previous comment 27 whether your reference to the $9 million additional funds you plan to raise relates to the purchase of the smaller properties in Fresno. We understood in the first filing that the $9 million was meant to apply to the purchase of the larger properties in Fresno. It appears from your response to previous comment 14 that you are requesting a refund on funds submitted for that property. Please advise and/or clarify in the financial condition section where the additional $9 million you plan to raise will be applied.

22. Your response to previous comment 28 should be detailed in the Financial Condition discussion pursuant to Item 303(a)(1)(iii) of Regulation S-B. Simply stating that you "intend to raise additional funds" is vague and not helpful to investors.

23. Please disclose your full response to previous comment 30.

Properties—Page 11

24. We note your representation that the information contained in this section is updated as of May 27, 2005, however, in light of your response to previous comment 10 please confirm that you have updated this section to reflect your current status regarding the Firebaugh and Coalinga properties.

Long-Term Incentive Plan/Awards/Employment Agreements—Page 16

25. We note that you have deleted reference to severance packages in response to our previous comment 16. Please confirm our understanding that you currently have no severance package agreements with management.

<u>Recent Sales of Unregistered Transactions—Page 19</u>

26. Please revise to state the aggregate amount or value of consideration received for each sale. For example, refer to the issuances in July 2004, October 2004, February 2005 and March 2005.

27. We note your response to comment 37 in our prior letter. Please describe the types of services provided by the two individuals who received common units in February 2005.

28. In your response to previous comment 37, please tell us the steps taken to determined that purchasers in the private transactions were accredited investors as defined in Rule 501 of Regulation D.

<u>Description of Registrant's Securities to be Registered Securities—Page 22</u>

29. Please revise to state that none of your preferred units are convertible into common units or other voting securities, as disclosed in your response to comment 31 in our prior letter.

30. We note your response to previous comment 38. Please very briefly describe the liability limits set forth in Corp. C. Sec 17000.

31. Please also address previous comment 38(e).

32. Tell us where in your document you have included the information provided in response to previous comment 39. Also, please expand the response to describe with specificity the procedure for admitting new members, including that additional members must sign and be bound by the terms of the Amended Operating Agreement. Finally, the expanded disclosure should specifically address each question posed in previous comment 39.

<u>Interim Unaudited Financial Statements</u>

33. Please advise us why you have included the results for the three months ended March 31, 2005 on a comparative basis with the period from inception to December 31, 2004.

<u>Audited Financial Statements</u>

34. We will consider your responses to our accounting comments sent on June 2, 2005 upon filing your next amendment.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions regarding the accounting comments to Kelly McCusker at (202) 551-3433, or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or me at (202) 551-3411.

Sincerely,

Peggy Kim
Senior Counsel

cc: David Hunt, Esq. *(via facsimile)*
        The Hunt Law Corporation